Filed by Aduro Biotech, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Chinook Therapeutics U.S., Inc.

Commission File No. 001-37345

This filing relates to the proposed merger of Chinook Therapeutics U.S., Inc., a Delaware corporation (“Chinook”), with Aspire Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Aduro Biotech, Inc., a Delaware corporation (“Aduro”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020, by and among Aduro, Merger Sub and Chinook.

Chinook Therapeutics Precision Medicines for Kidney Diseases

Note Regarding Forward-Looking Statements This presentation contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements in this presentation include, but are not limited to, statements regarding the expected ownership in the combined company of the former Chinook Therapeutics U.S., Inc. (“Chinook”) securityholders and securityholders of Aduro Biotech, Inc. (“Aduro”) as of immediately prior to the Merger; assumptions regarding Aduro’s net cash and Chinook’s cash and cash equivalents as of closing; and governance of the combined company. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to: the risk that the proposed Merger may not be completed in a timely manner or at all; the failure of either party to satisfy any of the conditions to the consummation of the proposed Merger, including the approval of the Merger by stockholders; uncertainties as to the timing of the consummation of the proposed Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the proposed Merger on Chinook’s business relationships, operating results and business generally; risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; risks related to diverting management’s attention from Chinook’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Chinook related to the Merger Agreement or the proposed Merger; unexpected costs, charges or expenses resulting from the proposed Merger; Chinook’s ability to develop and commercialize product candidates; Chinook’s ability to build a pipeline of product candidates; Chinook’s ability to obtain and maintain regulatory approval of product candidates; Chinook’s ability to operate in a competitive industry and compete successfully against competitors that have greater resources; Chinook’s reliance on third parties; Chinook’s ability to obtain and adequately protect intellectual property rights for product candidates; and the effects of COVID-19 on clinical programs and business operations. Chinook assumes no obligation to update forward-looking statements whether as a result of new information, future events or otherwise, after the date hereof.

Why are Chinook and Aduro Merging? Chinook is focused on developing precision medicines for kidney disease with teams based in Vancouver BC and Seattle WA. Merging with Aduro allows us to accelerate building an industry-leading kidney disease company with: A combined pipeline with 3 clinical programs in multiple ongoing clinical trials by next year, plus active discovery, research and business development efforts to generate future product candidates An integrated team of Chinook and Aduro employees supporting research, development and ultimately commercialization of kidney disease drugs, including the high-functioning 1301 clinical program team and Aduro’s sophisticated G&A function Strong capitalization and financial resources, with $200M in capital expected at closing Most importantly, an opportunity to address a huge unmet medical need and make a difference in improving the lives of people living with kidney disease

The Time is Now for Kidney Disease Drug Development Emerging patient stratification approaches and translational platforms Causal mutations, biomarkers, single-cell sequencing, organoid / podocyte systems Underserved market with >$100B of annual healthcare costs in U.S. Few new drugs approved in past 20 years Recent acceptance of surrogate endpoints based on understanding of pathophysiology Proteinuria, eGFR (vs hard renal outcomes in traditional trials)

Developing Precision Medicines for Kidney Disease Chinook’s pipeline is driven by deep insights into disease biology and focused on indications with validated pathways and rapid development opportunities Atrasentan: Phase 3 asset in glomerular diseases Recently in-licensed from AbbVie Well-characterized efficacy and safety profile in over 5,000 diabetic nephropathy patients Seeking regulatory feedback and planning phase 3 in IgA Nephropathy to initiate in 1H 2021 Emerging pipeline Planned 1H21 IND-candidate in ultra-orphan kidney disease Multiple lead optimization and target validation programs underway in polycystic kidney disease Discovery programs initiated in other rare, severe chronic kidney diseases Leveraging novel insights in kidney disease Talented research team from Inception Sciences Top academic founders and SAB Access to novel translational technologies such as single-cell RNA sequencing and organoids

Building a Robust, Diversified Pipeline Program Indication Target Validation Lead Optimization IND-Enabling Phase 1 Phase 2 Phase 3 Atrasentan IgA Nephropathy (IgAN) Basket of glomerular diseases CHK-336 Ultra-rare kidney disease Research Programs Other rare, severe chronic kidney diseases including PKD Discovery Programs Other rare, severe kidney diseases We will continue to evaluate opportunities to add additional renal disease programs to pipeline Advancing pipeline of precision medicines for kidney diseases

Experienced Leadership Team ~35 FTEs including leaders in chemistry, biology, DMPK, translational medicine, clinical development, regulatory, CMC and G&A Executive Team Current Board Jerel Davis, PhD Paul Eisenberg, MD Srini Akkaraju, MD, PhD Jeremy Caldwell, PhD Eric Dobmeier Preston Klassen, MD, MHS Eric Dobmeier President and CEO Tom Frohlich Chief Business Officer Alan Glicklich, MD Chief Medical Officer Renata Oballa, PhD VP, Chemistry and Vancouver Site Head Andrew King, DVM, PhD Head of Renal Discovery and Translational Medicine

Our Vision – Past, Present, and Future Guiding R&D Principles: Focus on key pathways in kidney disease Design novel, target and differentiated molecules Utilize new and efficient translational approaches to speed R&D Execute clinical trials in defined patient populations with surrogate endpoints 2021 Long-Term Vision 2020 2019 Renal Disease Industry Leader Commercial and clinical validation Discovery engine generating new product opportunities Strategic partner of choice across renal indications Chinook founded Prepare to initiate Phase 3 pivotal trial for atrasentan BION-1301 Phase 1 data in healthy volunteers CHK-336 for ultra-rare disease in IND-enabling studies Deep preclinical pipeline Merger and financing Phase 2 and 3 trials initiated for atrasentan BION-1301 Phase 1 data in IgAN patients Phase 1 trial initiation for CHK-336 Multiple preclinical programs 1-2 partnerships (regional, strategic)

What Happens Next? Deal has been signed and is expected to close second half of 2020 During the period between sign and close, the two organizations operate as independent companies subject to the covenants in the merger agreement Management will be working through key decisions and workstreams to ensure that the new organization gets off to a smooth start There are restrictions in place regarding communication and activities between the two companies which may limit our communication in some cases. Please bear with us as we work through the details in a compliant manner!  The Chinook team will make limited contact with members of the Aduro team over the next few weeks to build relationships and begin learning more about Aduro operations

Chinook’s Intentions Retain key members of the G&A staff for a transitional period (expected to be 3 to 6 months after closing) in order to support activities as a publicly traded company. Maintain current titles, and salaries through transition period Aduro insured benefits will remain in place until benefits renewal Q1 2021, at which point both Chinook and Aduro employees will go through Open Enrollment for 2021 benefits. We expect benefits plans to remain roughly comparable in the new organization Keep reporting structures intact where possible Build constructive relationships between G&A team and key Chinook leaders Upon completion of assignment, transitional employees will be eligible for severance benefits under the terms of Aduro’s severance plan, including outplacement and COBRA benefits, as well as corporate bonus pro-rated as appropriate for transition date and any retention benefits previously put in place by Aduro Other elements of retention will be considered during the period between sign and close as we work to better understand business needs and determine appropriate transition dates. Transition dates are expected to range between end of Q4 2020 and mid Q2 2021. G&A function of the new company will be primarily based in Seattle in the future Maintain the current Berkeley location at least through transition period, likely with smaller footprint via subleasing arrangements All subject to close of deal. Some details may change as our knowledge evolves over the coming weeks.

What does this mean for other Aduro employees? Aduro employees who are currently focused on 1301 will have continued employment at time of close We are excited to move the 1301 program forward and hope to retain a well-resourced program and study team in the Bay Area Employees whose roles are not core to the objectives of the new organization will receive severance and outplacement support Eligible for severance benefits under the terms of Aduro’s severance plan, including outplacement and COBRA benefits Also eligible for pro-rated corporate bonus payout and any retention bonus put in place by Aduro prior to announcement

Next Steps Interim period while final details of the deal are worked through Chinook team will work closely with Aduro leaders to answer key questions and map out integration plans Q&A sessions will be conducted via video conference for Aduro employees at least weekly We won't have all the answers right away but will use this as a way to understand employees' questions and regularly communicate answers and updates as we work through additional details

Important Additional Information and Where to Find It This communication contains information in respect of the proposed merger involving Aduro Biotech, Inc. and Chinook Therapeutics U.S., Inc. Aduro plans to file with the Securities and Exchange Commission (the “SEC”) a current report on Form 8-K, which will include the Merger Agreement and related documents. In addition, Aduro plans to file a Registration Statement on Form S-4, which will contain a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other filings containing information about Aduro with the SEC at the SEC’s website at www.sec.gov. Aduro makes available free of charge at www.aduro.com (in the “Investor Relations” section), copies of materials that Aduro files with, or furnishes to, the SEC. This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Aduro and Chinook, and each of their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aduro in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Aduro’s directors and officers in Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 9, 2020, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on March 24, 2020. To the extent the holdings of Aduro’s securities by Aduro’s directors and executive officers have changed since the amounts set forth in Aduro’s proxy statement for its 2020 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Aduro’s website at www.aduro.com.